SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 17, 2005

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F     ☒        40-F     ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐         No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Inmarsat plc 99 City Road London EC1Y 1AX United Kingdom www.inmarsat.com

17th June 2005	T +44 (0)20 7728 1000 F +44 (0)20 7728 1044

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Inmarsat plc Announces Offer Price of 245 pence per share

Inmarsat plc (“Inmarsat” or the “Company”) today announces the successful pricing of its initial public offering of ordinary shares (the “Global Offer”). JPMorgan Cazenove and Morgan Stanley acted as Joint Sponsors to the flotation. JPMorgan Cazenove, Lehman Brothers, Merrill Lynch International and Morgan Stanley acted as joint bookrunners.

The offer price has been set as 245 pence per ordinary share (the “Offer Price”).

•	Based on the Offer Price, the market capitalisation of Inmarsat at the commencement of conditional dealings will be approximately £1,119 million. Conditional dealings are expected to commence on the London Stock Exchange at 8:00 am today (17 June) under the ticker symbol ISAT. A supplementary prospectus will be published later today.

•	The Global Offer consists of 150 million new Inmarsat shares (the “Primary Offer”) representing approximately 33% of the 456.7 million Inmarsat shares in issue following the completion of the Global Offer. In addition, certain of the Company’s shareholders have entered into over-allotment arrangements which may result in the disposal of 15 million existing Inmarsat shares at the Offer Price.

•	Approximately 11.28 million shares were allocated under the intermediaries tranche of the Global Offer.

•	The gross proceeds of the Global Offer will be £367.5 million (assuming no shares are acquired pursuant to the over-allotment arrangements) raising net proceeds for the Company of approximately £354.6 million. This will give the Company a free float of approximately 33% (assuming that no shares are acquired pursuant to the over-allotment arrangements).

•	Inmarsat intends to use the net proceeds of the Primary Offer to refinance part of its current indebtedness and provide an appropriate capital structure to pursue its strategy.

•	It is expected that admission of Inmarsat’s ordinary shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s market for listed securities will become effective and unconditional dealings will commence at 8:00 am (London time) on 22 June 2005.

Commenting on today’s announcement, Andrew Sukawaty, Chairman and CEO of Inmarsat said:

“We are delighted with the positive response to the flotation of Inmarsat. We are particularly pleased with the strong calibre of the shareholder base, which reflects the understanding of the business dynamics and confidence in the prospects of Inmarsat.

We look forward to starting life as a public company and to delivering value to our shareholders. Inmarsat is the leading global provider of mobile satellite services and we are uniquely positioned to take advantage of exciting growth opportunities in the sector and to achieve our strategic objectives.”

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Registered in England and Wales No. 4886072

Enquiries:

Inmarsat
Media enquiries:
Chris McLaughlin	+44 20 7728 1015 / +44 779 627 6033
Investor enquiries:
Simon Ailes	+44 20 7728 1518

JPMorgan Cazenove
Edmund Byers	+44 20 7588 2828
Charles Harman	+44 20 7588 2828
Andrew Hodgkin	+44 20 7588 2828

Lehman Brothers
Todd Berman	+44 20 7102 2969
Philip Lynch	+44 20 7103 1212
Ben Iversen	+44 20 7102 1026

Merrill Lynch International
Philip Yates	+44 20 7995 1698
Rupert Hume-Kendall	+44 20 7996 2441

Morgan Stanley
John Hyman	+44 20 7677 3366
Scott Matlock	+44 20 7425 2142

Finsbury
Edward Orlebar	+44 20 7251 3801
Julius Duncan	+44 20 7251 3801

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Registered in England and Wales No. 4886072

About Inmarsat

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end- users worldwide through its global satellite network and ground infrastructure network.

Inmarsat has more than 25 years of experience in designing, launching and operating its satellite-based network and developing innovative services for end-users. From a fleet of ten owned and operated geostationary satellites, Inmarsat provides a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. End-users of the Company’s services operate at sea, on land and in the air, and include shipping companies such as Maersk, government entities such as the US Department of Defense and the UK Ministry of Defence, energy companies such as Shell, media companies such as CNN and the BBC, airlines such as British Airways, and international aid organisations such as the International Red Cross.

Company strengths

The Company is the leading provider of global mobile satellite communications services. It provides mobile satellite communications services to the maritime, land and aeronautical sectors, and believes the following key strengths enhance its position:

•	a unique global communications network

•	an established, large end-user base of government and military entities, corporations and international aid organisations

•	an established, global distribution network

•	a business model characterised by high margins and an attractive cash conversion profile

•	achievable growth opportunities following deployment of the Company’s next-generation broadband network

•	a 25 year track record of innovation, technical excellence and reliability and

•	a strong management team with a proven track record

Strategy

Inmarsat’s strategy is to increase its penetration in its core data and voice services markets, including introducing new services and entering new end-user sectors. Inmarsat plans to:

•	maintain its strong growth and cash flow generation by increasing the sale of its existing services to its end-user base

•	develop and market its next-generation services including BGAN (Broadband Global Area Network), to existing and new customers

•	use existing and new distributor relationships to expand its end-user base

•	pursue new business and market opportunities and

•	continue its focus on delivering high cash returns

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Registered in England and Wales No. 4886072

Financials

Inmarsat’s revenues, EBITDA and total group operating profit under UK GAAP for the year ending 31 December 2004 were $480.7 million, $303.6 million and $159.1 million, respectively. In the year ending 31 December 2004, the Company’s maritime, land and aeronautical sectors accounted for $251.4 million, $133.7 million and $16.9 million of revenue. In the same period, Inmarsat also earned $56.9 million of revenue from its leasing activities. As of the end of December 2004, Inmarsat had 514 employees.

In the three months to 31 March 2005, revenue rose 7.7% to $127.4 million and EBITDA grew by 16.9% to $84.6 million compared to the equivalent period in 2004. Maritime sector revenue rose by 9%, buoyed by continued growing demand for data services. Aeronautical revenue jumped 42%, reflecting the increased awareness of the capabilities of the Swift64 high-speed data service.

The contents of this announcement, which have been prepared by and are the sole responsibility of Inmarsat, have been approved by JPMorgan Cazenove Limited of 20 Moorgate, London EC2R 6DA and Morgan Stanley & Co International Limited of 25 Cabot Square, Canary Wharf, London E14 4QA solely for the purposes of section 21(2)(b) of The Financial Services and Markets Act 2000.

JPMorgan Cazenove, Lehman Brothers, Merrill Lynch International and Morgan Stanley or their respective affiliates are acting exclusively for Inmarsat and no-one else in connection with the proposed listing and equity offerings (the “Offer”) and will not be responsible to anyone other than Inmarsat for providing the protections afforded to their respective clients nor for providing advice in relation to the Offer.

This announcement does not constitute or form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities, and any acquisition of or application for shares in the Offer should only be made on the basis of information contained in the prospectus issued on 1 June 2005 in connection with the Offer, and any supplement or amendment thereto. The prospectus contains certain detailed information about Inmarsat and its management, as well as financial statements and other financial data.

This announcement is not for release, publication or distribution in or into Australia, Canada, Japan or the United States or any jurisdiction where such announcement would be unlawful.

This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”), and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of Inmarsat is being made in the United States.

Certain statements in this announcement are “forward-looking statements”. The forward-looking statements can be identified by the use of forward-looking terminology including the terms ‘believes’, ‘plans’, ‘projects’, ‘targets’, ‘aims’, ‘would’, ‘could’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘continue’ or ‘will’ and include statements that Inmarsat makes concerning the intended results of its strategy. The actual results of Inmarsat may differ materially from those predicted by the forward-looking statements. Subject to any obligations under the listing rules of the UK Listing Authority following admission to the Official List of the UK Listing Authority, Inmarsat undertakes no obligation to update publicly or revise forward-looking statements, except as required by law. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

This does not constitute a recommendation concerning the Offer. The value of shares can go down as well as up. Past performance is not a guide to future performance. Potential investors should consult a professional advisor as to the suitability of any offering for the individual concerned.

Stabilisation/FSA

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Registered in England and Wales No. 4886072

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: June 17, 2005	By:	/s/ ALISON HORROCKS
Alison Horrocks
Company Secretary